May 24, 2017

Via EDGAR

Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tesla, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 1, 2017

File No. 001-34756

Dear Mr. Shenk:

On behalf of Tesla, Inc. (“Tesla”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 2, 2017, related to Tesla’s above-referenced filing.

In this letter, we have recited each comment from the Staff in italicized, bold type and have followed this with Tesla’s response thereto.

Liquidity and Capital Resources, page 48

Cash Flows from Operating Activities, page 49

1. Please provide an analysis of material changes between comparable periods pursuant to Instructions 1 and 4 of Instructions to Item 303(a) of Regulation S-K. Your current disclosure appears to only repeat items identified in the statement of cash flows and to reference to noncash factors instead of discussing the period-to-period changes, including facts and circumstances leading to these changes. Your analysis should address material items and insights that contributed to the change in operating cash. In this regard, refer to item 1 of Section IV.B of “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” for guidance.

We respectfully advise the Staff that the primary driver of the changes in our operating cash flows to date was related to the rapid expansion of our business, both from the volume of vehicle deliveries and the growth in headcount, to support the increase in vehicle production and deliveries. Additional disclosures would not provide meaningful insights to our cash flows from operating activities, as the there are no other meaningful drivers for the increase in cash used by operating activities. However, as requested by the Staff, by way of example based on our annual report on Form 10-K filed for the year ended December 31, 2016, we have presented below new disclosures (as denoted by underlined text).  Additionally, we advise the Staff that we have already revised our disclosure in our quarterly report on Form 10-Q filed for the first quarter of 2017 on May 9, 2017 in accordance with the Staff’s comment.

Tesla, Inc.

3500 Deer Creek Road, Palo Alto, California 94304

Cash Flows from Operating Activities

Our cash flows from operating activities are significantly affected by our cash investments to support the growth of our business in areas such as manufacturing, research and development and selling, general and administrative. Our operating cash flows are also affected by our working capital needs to support growth and fluctuations in inventory, personnel related expenditures, accounts payable and other current assets and liabilities.

The primary driver of changes in our operating cash flows to date is the rapid expansion of our vehicle business, both from volume of vehicle deliveries and the growth in headcount to support the increase in vehicle production and deliveries.  Our operating cash inflows include cash from sales and leases of our vehicles, customer deposits for vehicles, including Model 3, sales of regulatory credits, sales of powertrain components and systems, and energy generation and storage products. These cash inflows are offset by payments we make to our suppliers for production materials and parts used in our manufacturing process, employee compensation, operating leases and interest expense on our financings.

During the year ended December 31, 2016, cash used in operating activities decreased by $400.7 million compared to the year ended December 31, 2015.  The decrease was primarily due to less net loss incurred of $115.6 million, further adjusted by an improvement in non-cash adjustments of $485.6 million.  The decrease in net loss was primarily due to higher gross profits recognized due to growth in vehicle deliveries partially offset by the increase in operating expenses to support the growth in our business.  These decreases in cash used were partially offset by an increase in working capital of $200.6 million primarily a result of the increase in inventories including operating lease vehicles as a result of higher vehicle deliveries and cash outflow to support our growth, partially offset by an increase in customer deposits as a result of Model 3 reservations.  ~~cash used in operating activities was $123.8 million and was primarily a result of net loss incurred of $773.0 million,, an increase in accounts payable and accrued liabilities of $750.6 million as our business expands, an increase in deferred revenue of $383.0 million as the number of vehicle deliveries with resale value guarantee increased, an increase in customer deposits of 388.4 million primarily as a result of Model 3 reservations and an increase in resale value guarantees of $326.9 million.  These increases were partially offset by an increase in inventories and operating lease vehicles of $2.47 billion as we expand our program for direct lease and vehicles with resale value guarantees. Cash used in operating activities also included non-cash adjustments of $1.34 billion, which primarily consisted of depreciation expense of $947.1 million and stock-based compensation of $334.2 million.  In addition, during the fourth quarter of 2016, we recognized a gain of $88.7 million related to the SolarCity acquisition.~~

Contractual Obligations, page 50

2. Please tell us your consideration of including resale value guarantees in your table of contractual obligations pursuant to Item 303(a)(5)(ii)(D) of Regulation S-K.

We respectfully advise the Staff that we do not believe resale value guarantees should be included as part of our contractual obligations table, as the resale value guarantees are not purchase obligations as contemplated by Item 303(a)(5)(ii)(D) of Regulation S-K.

As background, we provide certain customers with a resale value guarantee under which each of those customers has the option of selling their vehicle back to us during a pre-set future period, generally 36 to 39 months following delivery for a pre-determined resale value. In certain markets, we also offer resale value guarantees to financial institutions who partner with us for leasing, which may obligate us to repurchase the vehicles for a pre-determined price. The exercises of such options are completely at the discretion of our customers and partners.

We disclose prominently and on multiple occasions in our periodic reports the amount of the potential maximum cash impact associated with our resale value guarantees. For example, in our annual report on Form 10-K for the year ended December 31, 2016, we have included such amount as a separate line item (“resale value guarantees”) on our consolidated balance sheet on page 55 of the Form 10-K, as well as in a separate table in Note 2, Summary of Significant Accounting Policies, on page 63 of the Form 10-K, which shows a detailed reconciliation of the change in the maximum amount of the resale value guarantee line during the year ended December 31, 2016. We believe that the intent of Item 303(a)(5)(ii)(D) is to require disclosure that is supplemental to the financial statements to provide information about off-balance sheet purchase obligations that would otherwise not be apparent, and therefore allow a more comprehensive assessment of the future cash needs of Tesla in respect of such purchase obligations. Therefore, including additional disclosure relating to a hypothetical purchase commitment where the maximum amount thereof is already thoroughly disclosed on the face of the financial statements and related notes is not needed for such assessment.

Furthermore, a purchase obligation as defined by Item 303(a)(5)(ii)(D) of Regulation S-K has the following characteristics:

•	An agreement to purchase goods and services that is enforceable and legally binding on the registrant;
•	Which specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable pricing provision; and approximate timing.

Each resale value guarantee provides our customer or partner the option at such party’s sole discretion to sell the vehicle back to us at the end of the lease term. However, it does not create a binding purchase obligation on us unless and until such option is exercised, if at all, and we cannot require such party to sell the related vehicle to us even if we desired to purchase such vehicle.  In addition, we have not experienced significant exercises of these resale value guarantees to date. We believe that this will continue to be the case, as the resale values of our vehicles on the market have generally been higher than the guaranteed amounts provided by us. However, given that the option arising from a resale value guarantee may be exercised at our customer’s or partner’s sole discretion, even if there is no economic incentive to do so, it is impossible to predict the volume of vehicles we will ultimately be required to purchase, and therefore all of the significant terms have not been specified as there is no fixed or minimum quantity to be purchased.

3. Please tell us and revise your disclosure to state whether your presentation of long term debt in your table of contractual obligations includes scheduled interest payments.

We respectfully advise the Staff that the future interest payments pertaining to our long-term debt are included in the amounts disclosed in our contractual obligations table. In future filings, we will modify the line item caption as “Long-term debt, including scheduled interest” to clarify this point.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 60

4. We note your disclosure on page 24 of recalls that occurred during 2015 and 2016 and reports of a recent recall affecting 53,000 vehicles. Please tell us and disclose your accounting policy for recalls.

We respectfully advise the Staff that the costs incurred to date related to our recalls through December 31, 2016 have not been material to our financial statements.  We acknowledge the Staff’s comment and will include the following or similar additional disclosure (as denoted by underlined text below, by way of example based on our related accounting policy on warranties in our annual report on Form 10-K filed for the year ended December 31, 2016), if the costs of recalls become material:

We provide a manufacturer’s warranty on all new and certified pre-owned vehicles, production powertrain components and systems, and energy products we sell.  Separately, we also periodically perform field service actions related to product recalls and other campaigns. In addition, we also provide a warranty on the installation and components of the solar energy systems we sell for periods typically between 10 to 30 years.  We accrue a warranty reserve, which includes our best estimate of the projected costs to repair or to replace items under warranty as well as product recalls. These estimates are based on actual claims incurred to-date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain and changes to our historical or projected warranty experience may cause material changes to our warranty reserve in the future. The portion of the warranty provision expected to be incurred within 12 months is classified as current within accrued liabilities and other, while the remaining amount is classified as long-term within other long-term liabilities.

We additionally advise the Staff that in our annual report on Form 10-K for the year ending December 31, 2017, we will update our warranty policy to clearly outline the inclusion of recalls.

We appreciate the Staff’s comments and request that the Staff contact the undersigned with any questions regarding this letter at (510) 946-4175.

Sincerely,

/s/ M. Yun Huh

M. Yun Huh

Associate General Counsel

cc:	Todd Maron, General Counsel

Phil Rothenberg, Deputy General Counsel

Deepak Ahuja, Chief Financial Officer

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